Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES AGREEMENT
TO ACQUIRE A LR2 AFRAMAX OIL PRODUCT TANKER

ATHENS, GREECE, November 17, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to purchase the M/T Fos Hamilton, a 105,408 dwt LR2 Aframax oil product tanker vessel built in 2013 by Hyundai Heavy Industries Co., Ltd. - Ulsan, South Korea, from an unaffiliated third party for a gross purchase price of US$43.75 million. The M/T Fos Hamilton is equipped with an eco-electronic engine, achieving higher energy efficiency and improved emissions by reducing fuel consumption. The vessel also complies with the Ballast Water Management (BWM) Convention protecting marine ecosystems from species transfer. The vessel is expected to be delivered to the Company in mid-December 2022 and will be renamed M/T P. Long Beach.

The Company expects to finance the aforementioned acquisition with cash proceeds from the previously announced sale of the Company’s oldest vessel, M/T P. Fos, and the incurrence of debt through a new senior secured facility that it anticipates it will enter into prior to the delivery of the vessel.

Commenting on the agreement, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The acquisition of our second LR2 Aframax tanker, which has a green engine and is also BWTS fitted, marks our Company’s further step towards establishing a solid position in the refined petroleum product tanker sector, which we believe has strong, sustainable fundamentals and prospects. Upon delivery of the two recently acquired tankers, anticipated to take place in December, and the concurrent sale of the oldest vessel in our fleet, our fleet has now nearly doubled in size and will consist of eight modern, high specification Aframax tankers with an average age of 11.6 years. With a solid base of lucrative secured revenues of approximately US$85 million, we intend to enhance the earnings of our expanded and renewed fleet with spot charters mainly through pool agreements thereby enabling us to capture the strong prevailing market conditions and generate significant cash flow moving forward.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.